Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Larkspur Health Acquisition Corp. (the “Company”) on Form S-4 of our report dated April 14, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Larkspur Health Acquisition Corp. as of December 31, 2021 and for the period from March 17, 2021 (inception) through December 31, 2021, which report appears in the Proxy Statement/Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Proxy Statement/Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 12, 2022